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                                                                    EXHIBIT 99.4


                          CALEDONIA MINING CORPORATION

                     MINERAL PROPERTIES (THOUSANDS OF $CDN)

The following is a summary of the Corporation's mineral properties and the capitalized costs as at the 31st December 2002:

CANADA:
         Nunavut                                                    $   750

AFRICA:
         SOUTH AFRICA                               3,551
         ZAMBIA                                    10,578
                                                   ------
                                                                     14,129
                                                                    -------
TOTAL MINERAL PROPERTIES                                            $14,879
                                                                    -------


NOTE: The cost of acquisition of mineral properties and all related exploration and development expenditures, less recoveries, are capitalized and carried as an asset to be amortized against income if the property is brought into commercial production or charged to income if the property is, or is to be, abandoned or disposed of.